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                             August 4, 2023

       Jingbo Wang
       Chief Executive Officer
       Noah Holdings Ltd
       Building 2, Changyang Valley, 1687 Changyang Road,
       Shanghai 200090, People   s Republic of China

                                                        Re: Noah Holdings Ltd
                                                            Form 20-F for the
Fiscal Year Ended December 31, 2022
                                                            File No. 001-34936

       Dear Jingbo Wang:

              We have limited our review of your filing to the submission and/or disclosures as required by Item 16I of Form 20-F and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 20-F for the Fiscal Year Ended December 31, 2022

       Item 16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections, page 172

   1. We note your statement that you reviewed your shareholder register and public filings made by its
shareholders in connection with your required submission under paragraph
                                                        (a). Please
supplementally describe any additional materials that were reviewed and tell us whether you relied
upon any legal opinions or third party certifications such as affidavits as the basis
for your submission. In your response, please provide a similarly detailed discussion of
the materials reviewed and legal opinions or third party
                                                        certifications relied
upon in connection with the required disclosures under paragraphs
                                                        (b)(2) and (3).
 Jingbo Wang
FirstName  LastNameJingbo Wang
Noah Holdings  Ltd
Comapany
August     NameNoah Holdings Ltd
       4, 2023
August
Page 2 4, 2023 Page 2
FirstName LastName
2.       We note that your disclosures pursuant to Items 16I(b)(2), (b)(3), and
(b)(5) are provided
         for    Noah Holdings Limited or the Consolidated Affiliated Entities.
  We also note that
         your list of subsidiaries in Exhibit 8.1 appears to indicate that you have subsidiaries in
         Hong Kong and countries outside China that are not included in your VIEs. Please note that Item 16I(b) requires that you provide disclosures for yourself and your consolidated foreign operating entities, including variable interest entities or similar structures.

                With respect to (b)(2), please supplementally clarify the jurisdictions in which your consolidated foreign operating entities are organized or incorporated and provide the percentage of your shares or the shares of your consolidated operating entities owned by governmental entities in each foreign jurisdiction in which you have consolidated operating entities in your supplemental response.
                With respect to (b)(3) and (b)(5), please provide the required information for you and all of your consolidated foreign operating entities in your supplemental response.
3. In order to clarify the scope of your review, please supplementally describe the steps you have taken to confirm, if true, that none of the members of your board or the boards of your consolidated foreign operating entities are officials of the Chinese Communist Party.
         For instance, please tell us how the board members    current or prior
memberships on, or
         affiliations with, committees of the Chinese Communist Party factored into your determination. In addition, please tell us whether you have relied upon third party certifications such as affidavits as the basis for your disclosure.
4. With respect to your disclosure pursuant to Item 16I(b)(5), we note that you have included
         language that such disclosure is    to our best knowledge.    Please
supplementally confirm
         without qualification, if true, that your articles and the articles of your consolidated foreign operating entities do not contain wording from any charter of the Chinese
         Communist Party.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Kyle Wiley at (202) 344-5791 or Christopher Dunham at
(202) 551-3783
with any other questions.



                                                               Sincerely,

                                                               Division of
Corporation Finance
                                                               Disclosure
Review Program
cc:      Steve Lin